Exhibit 3.8

TERMS AND CONDITIONS OF THE

PLAN OF ENTITY CONVERSION

ADIAL PHARMACEUTICALS, L.L.C.

INTO

APL CONVERSION CORP.

__________, 2017

Pursuant to Title 13.1, Chapter 12, Article 15 of the Code of Virginia (the “Code”), this Plan of Entity Conversion (this “Plan”) sets forth the manner and basis of converting the membership interests of ADial Pharmaceuticals, L.L.C., a Virginia limited liability company, (the “LLC”) into APL Conversion Corp., a Virginia corporation (the “Corporation”). Capitalized terms not otherwise defined herein shall have the meaning ascribed in the Second Amended and Restated Operating Agreement of the LLC dated February 3, 2014 (the “Operating Agreement”).

WHEREAS, the LLC plans to convert into a domestic stock corporation, subject to approval therefor by the Members of the LLC and the filing of Articles of Entity Conversion (the “Certificates”) with the Commonwealth of Virginia State Corporation Commission in connection with the listing of the securities of the Corporation or a successor entity on a public stock exchange (a “public listing”); and

WHEREAS, the Code requires the LLC to adopt a plan of entity conversion; and

WHEREAS, the LLC has issued Class A and Class B Units, which together represent all of the outstanding Membership Interests in the Company, and has designated certain Class A Units as Profits Interest Units, which units have a liquidation value equal to a fraction of the Class A Units based on the value of the then outstanding Class A Units at the time of issuance of the Profits Interest Units, and whereas, the Members of the LLC desires to convert all such Units into stock in the Corporation in a manner that retains the relative value of the Units to each other on the date of such conversion; and

WHEREAS, the LLC has issued certain options and warrants to purchase Units to certain Members, and the LLC intends to convert such options and warrants into options and warrants for stock in the Corporation; and

WHEREAS, the Section 13 of the Operating Agreement permits the amendment of the Operating Agreement by Members holding a majority of the outstanding Units entitled to vote and a majority of the then outstanding Class B Units, voting as a separate class, to amend the Operating Agreement, which under the Code is thus the threshold for approving this Plan; and

WHEREAS, the Corporation will have the following capital stock: Common Stock Series 1, Common Stock Series 2, Common Stock Series 3, Common Stock Series 4, Preferred Stock Series 1 and Preferred Stock Series 2; all as further described in the attached Articles of Incorporation of the Corporation;

NOW. THEREFORE, the LLC hereby sets forth the details for such conversion into the Corporation in this Plan as follows:

1.	The LLC hereby agrees to convert the LLC into the Corporation (the “Conversion") to be and to perform such acts and execute such documents as may be necessary and/or convenient to effect the Conversion, including, but not limited to, the execution of the Certificates and the By-laws of the Corporation (the "By-laws”) substantially in the form submitted to the Members.

2.	Conversion. Upon the filing of the Certificates with the Virginia Secretary of State, the LLC shall be converted into the Corporation pursuant to the Code and, in connection therewith, as follows:

a.	Holders of LLC Units will receive shares of the capital stock of the Corporation as for each Unit held as set forth below:

LLC Unit Converted	Corporation Capital Stock Received for Each LLC Unit Converted
Voting Class A Units	0.00030000 shares of Common Stock Series 1
Voting Class A Profits Interest Units with and issue value of $1.42	0.00011067 shares of Common Stock Series 2
Voting Class A Profits Interest Units with and issue value of $0.50	0.00023333 shares of Common Stock Series 3
Nonvoting Class A Units	0.00030000 shares of Common Stock Series 4
Nonvoting Class A Profits Interest Units with and issue value of $0.50	0.00023333 shares of Common Stock Series 4
Class B Units with Unreturned Capital of $1.42 per unit	0.00030000 shares of Preferred Stock Series 1
Class B Units with Unreturned Capital of $1.06 per unit	0.00030000 shares of Preferred Stock Series 2

b.	Holders of options and/or warrants to purchase Units in the LLC will, upon Conversion, hold options and/or warrants to purchase shares in a number and type equal to the number and type of shares they would have received if their options and/or warrants had been exercised prior to the Conversion with the aggregate exercise price to be paid for their options and/or warrants being the same as that prior to the Conversion.

3.	Amendment. This Plan may be amended prior to filing the Certificates (but subsequent to approval of this Plan) by the shareholders of the Corporation or the Board of Directors of the LLC, except that this Plan may not be amended to change:

a.	the amount or kind of shares or other securities, interests, obligations, rights to acquire shares, other securities or interests, cash, or other property to be received by the shareholders or Members under this Plan.

b.	any of the other terms or conditions of this Plan if the change would adversely affect any of the shareholders or Members in any material respect.

4.	Business of LLC. The business of the LLC shall continue to be carried on after the Conversion by the Corporation in accordance with the provisions of Virginia Law, the Articles of Entity Conversion, and the By-laws.

5.	Articles of Incorporation. Pursuant to Section 13.1-1083.A.1.c of the Code, attached hereto are the Articles of Incorporation of the Corporation.

6.	Limitation. Notwithstanding anything else herein, the Conversion is only authorized in connection with the merger with and subsequent public listing of Adial Pharmaceuticals, Inc., a Delaware corporation, and if no such merger and public listing has occurred prior to January 31, 2018, then this Plan is withdrawn and any approvals of this Plan are null and void.

IN WTINESS WHEREOF, the undersigned has executed this Agreement as of the date first set forth above.

ADial Pharmaceuticals, L.L.C.
a Virginia limited liability company

By:
William B. Stilley
Company Secretary

[Articles of Incorporation]

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